UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fidelity National Information Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31620M106

(CUSIP Number)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 31620M106	Page 2 of 9 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Integral Investors, LLC EIN No.: 04-3516394
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 4,029,694
	6.	Shared voting power 0
	7.	Sole dispositive power 4,029,694
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 4,029,694
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 1.2%
12.	Type of reporting person PN

13G

CUSIP No. 31620M106	Page 3 of 9 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP TCV, LLC EIN No.: 06-1665410
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 78,853
	6.	Shared voting power 0
	7.	Sole dispositive power 78,853
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 78,853
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.02%
12.	Type of reporting person PN

CUSIP No. 31620M106

ITEM 1.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Fidelity National Information Services, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 601 Riverside Avenue, Jacksonville, Florida 32204.

ITEM 2.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Integral Investors, LLC, a Delaware limited liability company (“BCII”) and, (2) BCIP TCV, LLC, a Delaware limited liability company (“BCIP TCV”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the administrative member of both Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 10, 2015, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship

Each of BCII, BCIP TCV, and BCI is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 31620M106.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4. OWNERSHIP

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the date of filing, the following shares were held by the Reporting Persons:

BCII owned 4,029,694 shares of Common Stock of the Company, representing 1.2% of the Company’s outstanding shares of Common Stock.

BCIP TCV owned 78,853 shares of Common Stock of the Company, representing 0.02% of the Company’s outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) above, the Reporting Persons may be deemed to beneficially own in the aggregate 4,108,547 shares of Common Stock of the Company, representing, in the aggregate, 1.3% of the Company’s outstanding shares of Common Stock. The percentage of the Company’s outstanding shares of Common Stock held by the Reporting Persons is based on 282,153,638 shares of Common Stock of the Company outstanding as of October 31, 2015, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015, plus 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion of the acquisition of SunGard and its subsidiaries.

The Reporting Persons, together with private equity funds affiliated with The Blackstone Group, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Silver Lake Partners and TPG Capital (collectively, the “Shareholders”) are parties to a coordination agreement (the “Coordination Agreement”), which contains certain provisions relating to coordination of the transfer of Common Stock by the parties thereto.

By virtue of the Coordination Agreement and the obligations and rights thereunder, the Reporting Persons, the Shareholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Act. As of the date of this filing, based in part on information provided by the Company and such other Shareholders, such a “group” would be deemed to beneficially own an aggregate of 23,010,722 shares of Common Stock, or 7.1% of the Common Stock of the Company. This filing shall not be deemed an admission that any of such persons constitute a “group” for purposes of Section 13(d) of the Act and the Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Coordination Agreement. Certain private equity funds affiliated with The Blackstone Group, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Silver Lake Partners and TPG Capital have separately made Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCII	4,029,694
BCIP TCV	78,853

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCII	4,029,694
BCIP TCV	78,853

(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4(a) above.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 10, 2015

Bain Capital Integral Investors, LLC
By: Bain Capital Investors, LLC
its administrative member

BCIP TCV, LLC
By: Bain Capital Investors, LLC
its administrative member

By:	/s/ Ian K. Loring
Ian K. Loring
Managing Director

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: December 10, 2015

Bain Capital Integral Investors, LLC
By: Bain Capital Investors, LLC
its administrative member

BCIP TCV, LLC
By: Bain Capital Investors, LLC
its administrative member

By:	/s/ Ian K. Loring
Ian K. Loring
Managing Director